Exhibit 99 (b)(3)

August 18, 2015

VIA EMAIL AND OVERNIGHT DELIVERY

Hennessy Advisors, Inc.

7250 Redwood Boulevard, Suite 200

Novato, California 94945

Attention: Daniel B. Steadman, Executive Vice President

Re:        Commitment Letter- Hennessy Advisors, Inc.- $35,000,000 Senior Secured Term Loan Credit Facility

Dear Dan:

You (“Borrower”) have requested that U.S. Bank National Association (“U.S. Bank”), agree to structure, arrange and syndicate a proposed senior secured term loan facility in an initial aggregate amount of $35,000,000 (the “Facility”), and, subject to the terms of this Commitment Letter (as defined below), commit to provide all of the Facility and to serve as administrative agent for the Facility.

U.S. Bank is pleased to advise you that it is willing to act as exclusive arranger for the Facility. Furthermore, U.S. Bank is pleased to advise you of its commitment to provide $35,000,000 of the Facility; provided, that U.S. Bank may assemble a syndicate of financial institutions identified by U.S. Bank in consultation with and approved by you, to become Lenders in the Facility, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”, and together with this commitment letter, the “Commitment Letter”).

It is agreed that U.S. Bank will act as the sole and exclusive Administrative Agent and as the sole and exclusive Lead Arranger and Bookrunner (in such capacities, the “Lead Arranger”) for the Facility. You agree that no other agents, co-agents, bookrunners or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility unless you and we shall so agree.

We intend to syndicate the Facility (including, in our discretion, all or part of of U.S. Bank’s commitment hereunder) to a group of financial institutions (together with U.S. Bank, “Lenders”) identified by us in consultation with and reasonably approved by you. U.S. Bank intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist U.S. Bank in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of Borrower and the proposed Lenders, (c) if necessary, the hosting, with U.S. Bank, of one or more meetings of prospective Lenders and (d) as set forth in the next paragraph, assistance in the preparation of materials to be used in connection with the syndication (collectively with the Term Sheet, the “Information Materials”). You will assist us in preparing Information Materials, including but not limited to a Confidential Information Memorandum or lender slides, for distribution to prospective Lenders. Notwithstanding the foregoing, U.S. Bank agrees (x) to use all confidential information of Borrower and its affiliates in accordance with Section 7.20 of the 2012 Agreement (as defined in the Term Sheet), and (y) before distribution of any Information Materials, the recipient of such Information Materials, U.S. Bank and Borrower must execute and deliver a confidentiality agreement reasonably satisfactory to U.S. Bank and Borrower.

Commitment Letter

Hennessy Advisors, Inc.

August 18, 2015

As the Lead Arranger, U.S. Bank will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to your reasonable approval), the allocations of the commitments among Lenders. In acting as the Lead Arranger, U.S. Bank will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against U.S. Bank and its affiliates with respect to any breach or alleged breach of agency or fiduciary duty and agree that U.S. Bank will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including your equity holders, employees or creditors. Additionally, Borrower acknowledges and agrees that, as Lead Arranger, U.S. Bank is not advising Borrower or any of its affiliates as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You acknowledge that the transactions described herein (including the exercise of rights and remedies hereunder and under the Fee Letter) are arms’-length commercial transactions and that U.S. Bank is acting as principal and in its own best interests. Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby (including the Term Sheet), and U.S. Bank shall have no responsibility or liability to Borrower or any of its affiliates with respect thereto. Any review by U.S. Bank of Borrower, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of U.S. Bank and shall not be on behalf of Borrower or any of its affiliates. You agree that we will act under this Commitment Letter and the Fee Letter as independent contractors and that nothing in this Commitment Letter, the Fee Letter, the nature of our services or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between us, on the one hand, and Borrower, its equity holders or its affiliates, on the other hand.

To assist U.S. Bank in its syndication efforts, you agree promptly to prepare and provide to U.S. Bank all information with respect to Borrower, its subsidiaries and the transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (a) all information (other than the Projections, forward-looking statements and information of a general economic or industry specific nature) (the “Information”) that has been or will be made available to U.S. Bank by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto) and (b) the Projections and forward-looking statements that have been or will be made available to U.S. Bank by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions that are believed by the preparer thereof to be reasonable at the time such Projections or forward-looking statements are furnished to U.S. Bank (it being recognized by U.S. Bank that such Projections and other forward-looking statements are not a guarantee of financial performance, are not to be viewed as facts and that actual results during the period or periods covered by any such Projections and other forward-looking statements may differ from the projected results, and such differences may be material). You agree (i) to furnish us with such Information and Projections as we may reasonably request and (ii) that in arranging and syndicating the Facility we may use and rely on the Information and the Projections without independent verification thereof.

As consideration for U.S. Bank’s commitment hereunder and U.S. Bank’s agreement to perform the services described herein, you agree to pay to U.S. Bank on the Closing Date (as defined in the Term Sheet) the nonrefundable fees set forth in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

U.S. Bank’s commitment hereunder and U.S. Bank’s agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, assets, operations, performance, property, condition (financial or otherwise) or prospects of Borrower and its subsidiaries, taken as a whole, (b) our not becoming aware after the date hereof of any information or other matter affecting Borrower or the transactions contemplated hereby which, in our reasonable judgment, is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (c) our satisfaction that prior to and during the syndication of the Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Borrower or any affiliate thereof, (d) the negotiation, execution and delivery on or before September 25, 2015 of loan documentation reasonably satisfactory to U.S. Bank and its counsel and (e) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of U.S. Bank’s commitment hereunder and of the Facility are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of U.S. Bank and Borrower.

Commitment Letter

Hennessy Advisors, Inc.

August 18, 2015

You agree (a) to indemnify and hold harmless U.S. Bank and its affiliates and its officers, directors, employees, advisors, affiliates, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto and whether commenced by you or by any third party, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from (i) the willful misconduct or gross negligence of any indemnified person, (ii) a material breach by any indemnified person or any of its affiliates of its obligations under this Commitment Letter pursuant to a claim initiated by Borrower or otherwise or (iii) any loss, claim, damage, liability or expense arising solely as a result of a dispute between two or more of the indemnified persons and not arising from any breach by Borrower or any of its affiliates of any obligation hereunder and (b) to reimburse U.S. Bank and its affiliates on demand for all out-of-pocket expenses (including due diligence expenses, syndication expenses, electronic distribution expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. You also agree that no indemnified person shall have any liability (whether direct or indirect, in contract or tort, or otherwise) to you or your affiliates or to your or their respective equity holders or creditors arising out of, or related to or in connection with any aspect of the transactions contemplated hereby, except to the extent such liability is determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such indemnified party’s own gross negligence or willful misconduct. Neither Borrower nor any indemnified person shall be liable for (i) any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems except to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of any indemnified person or (ii) any special, indirect, consequential, exemplary or punitive damages in connection with this Commitment Letter, the Term Sheet or the Facility or its activities related thereto.

This Commitment Letter shall not be assignable by you without the prior written consent of U.S. Bank (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified person and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and U.S. Bank. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by electronic or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.

This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the law of the State of Missouri. Borrower consents to the exclusive jurisdiction and venue of the state or federal courts located in St. Louis County, Missouri. Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any suit, action, proceeding, claim or counterclaim by or on behalf of any party arising out of or relating to this Commitment Letter or the Fee Letter, the transactions contemplated hereby or thereby, or the performance of services hereunder or thereunder (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the state or federal courts located in St. Louis County, Missouri.

Commitment Letter

Hennessy Advisors, Inc.

August 18, 2015

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your directors, officers, agents, attorneys, affiliates, employees, accountants and advisors who are directly involved in the consideration of this matter; provided that you shall instruct such persons to comply with the confidentiality provisions set forth herein, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), and (c) upon notice to U.S. Bank, as Lead Arranger, this Commitment Letter and the existence and contents hereof (but not the Fee Letter or the contents thereof, except as required by applicable law) may be disclosed in connection with any public filing requirement applicable to Borrower or any of its affiliates. Notwithstanding the foregoing, (i) it is understood that the fees and other amounts in the Fee Letter will be reflected in the financial statements of Borrower (but only as part of the aggregate expenses in connection with the Facility) and that you may disclose the aggregate fee and other amounts contained in the Fee Letter as part of projections, pro forma information or a generic disclosure of aggregate sources and uses related to the Facility to the extent customary or required in any public filing relating to the Facility, (ii) you may make public announcements of the Facility and disclose the existence of the commitments and undertakings made under this Commitment Letter, provided that the content and final form of any such written public announcement (other than any announcement that does not name, or provide information that would readily permit identification of U.S. Bank) shall be reasonably acceptable to U.S. Bank, and (iii) U.S. Bank (A) agrees not to disclose the Term Sheet nor its terms or substance other than as reasonably necessary in connection with the performance of the undertakings of U.S. Bank hereunder or as and to the extent they are permitted to disclose confidential information pursuant to Section 7.20 of the 2012 Agreement and (B) acknowledges and agrees that the Information and the Projections are subject to the provisions of Section 7.20 of the 2012 Agreement. U.S. Bank shall instruct their respective affiliates and representatives to comply with the confidentiality provisions set forth herein and in Section 7.20 of the 2012 Agreement.

You acknowledge that U.S. Bank and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. U.S. Bank will not use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by U.S. Bank of services for other companies, and U.S. Bank will not furnish any such information to other companies. You also acknowledge that U.S. Bank has no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies. You further acknowledge that U.S. Bank may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of Borrower and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter.

U.S. Bank may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such obligations of U.S. Bank thereunder, and such affiliates will be entitled to the benefits afforded to us hereunder. Assuming the Facility closes, you also acknowledge and agree to the disclosure by us of information related to the Facility to “Gold Sheets” and other similar trade publications, and to our publication of tombstones and similar advertising materials relating to the Facility. The information disclosed shall consist of deal terms and other information customarily found in such publications, tombstones, and advertising materials.

The reimbursement, indemnification, confidentiality, governing law, consent to jurisdiction and venue and waiver of right to jury trial provisions contained herein and in the Fee Letter and any other provision herein or therein which by its terms expressly survives the termination of this Commitment Letter or the Fee Letter, as applicable, shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or U.S. Bank’s commitment hereunder; provided, that your obligations under this Commitment Letter, other than those arising under the, fourth (syndication help), sixth (information and projections) and twelfth (confidentiality) paragraphs hereof, shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Facility upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

Commitment Letter

Hennessy Advisors, Inc.

August 18, 2015

U.S. Bank hereby notifies you that pursuant to the requirements of the U.S.A. PATRIOT ACT (Title III of Pub. L. 107.56 (signed into law October 26, 2001)) (the “PATRIOT Act”), it and each of Lenders may be required to obtain, verify and record information that identifies you, which information may include your name and address and other information that will allow U.S. Bank and each of Lenders to identify you in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for U.S. Bank and each of Lenders.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, together with the amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, not later than 5:00 p.m., St. Louis time, on August 18, 2015. U.S. Bank’s commitment and agreements herein will expire at such time in the event U.S. Bank has not received such executed counterparts and such amounts in accordance with the second immediately preceding sentence.

This notice is provided pursuant to Section 432.047, R.S.Mo. As used herein, “borrower” means Borrower, “creditor” means Administrative Agent and Lenders and each of “the credit agreement” and “this writing” means this Commitment Letter, the Summary of Terms and Conditions and the Fee Letter. ORAL OR UNEXECUTED AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE, REGARDLESS OF THE LEGAL THEORY UPON WHICH IT IS BASED THAT IS IN ANY WAY RELATED TO THE CREDIT AGREEMENT. TO PROTECT YOU (BORROWER(S)) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

U.S. Bank is pleased to have been given the opportunity to assist you in connection with this important financing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK – SIGNATURE PAGE FOLLOWS]

Commitment Letter

Hennessy Advisors, Inc.

August 18, 2015

SIGNATURE PAGE-

COMMITMENT LETTER

Very truly yours,

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Karen D. Myers
Name:	Karen D. Myers
Title:	Senior Vice President

Accepted and agreed to as of August 18, 2015:

Hennessy Advisors, Inc.

By:	/s/ Daniel B. Steadman
Name:	Daniel B. Steadman
Title:	Executive Vice President

Commitment Letter

Hennessy Advisors, Inc.

August 18, 2015

Exhibit A

Summary of Terms and Conditions

(attached)

HENNESSY ADVISORS, INC.

Senior Secured Term Loan Facility

Summary of Terms and Conditions

August 18, 2015

Borrower:	Hennessy Advisors, Inc. (“Borrower” or the “Company”).
Guarantors:

All of the Company’s material domestic subsidiaries, if any (as materiality shall be determined by Borrower and Administrative Agent) (“Guarantors”). Guarantors shall unconditionally guaranty all of Borrower’s obligations under and in connection with the Facility, including certain cash management obligations and hedging obligations.

Lead Arranger and Bookrunner:	U.S. Bank National Association (“U.S. Bank” and in such capacity, “Arranger”).
Administrative Agent:	U.S. Bank National Association (“Administrative Agent”).
Lenders:	U.S. Bank and a to-be-determined syndicate of financial institutions (collectively, “Lenders”) acceptable to Administrative Agent and Borrower.
Facility:

A $35,000,000 senior secured Term Loan (the “Term Loan”) facility (the “Facility”), as further described below. Subject to the terms and conditions of the below-defined Loan Documents, the Facility shall be fully funded as of the Closing Date.

Purpose:

The proceeds of the Term Loan shall be used to: (a) facilitate Borrower’s 2015 stock buyback program (including the purchase of shares from Borrower’s directors, officers and employees) (the “2015 Stock Repurchase”), (b) refinance certain existing indebtedness and (c) pay transaction-related fees and expenses.

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

Closing Date:

The date on which the conditions precedent to the effectiveness of the Loan Documents (defined below) have been satisfied, which date must occur, if at all, no later than September 25, 2015 (the “Closing Date”).

Maturity:	The Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full four years after the Closing Date (the “Maturity Date”).
Facility Amortization:	The Term Loan shall be repaid in 47 equal and consecutive monthly installments of $364,583.33; provided, that all amounts outstanding under the Facility shall be fully repaid as of the Maturity Date.
Mandatory Prepayments:

In addition to scheduled amortization of the Term Loan, Borrower shall be required to repay loans under the Facility using the proceeds of the following: (a) within 10 days after receipt thereof, all of the net cash proceeds received by Borrower or any subsidiary from any Capital Transaction (excluding the 2015 Stock Repurchase but including all other shareholder buyback programs) to the extent the aggregate amount of such proceeds received by Borrower and subsidiaries on a combined basis during the term of the Facility exceeds the sum of $3,000,000; (b) within 10 days after receipt thereof, all of the net cash proceeds received by Borrower or any subsidiary from the issuance of any Subordinated Indebtedness, excluding all proceeds of Indebtedness between Borrower and a subsidiary or between two subsidiaries; and (c) within 60 days after receipt thereof, all of the net cash proceeds received by Borrower or any subsidiary from the sale or other disposition of any property (other than proceeds used or committed to be used to acquire replacement property) to the extent the aggregate amount of such proceeds received by Borrower and subsidiaries on a combined basis during any fiscal year exceeds the sum of $1,000,000 (excluding the proceeds of the sale of any Hennessy Advisory Agreements, all of which shall be delivered to Lender); and (d) within 10 days after the delivery of Borrower’s annual, audited financial statements, but in no event later than 90 days after the end of each fiscal year (commencing with the fiscal year ending September 30, 2016), an amount equal to 25% of Consolidated Excess Cash Flow for such fiscal year less the amount of all voluntary prepayments made on the Term Loan during such fiscal year.

“Capital Transaction” means any issuance by Borrower or any subsidiary of (a) shares of its capital stock, membership interests, or other ownership interests, (b) any shares of its capital stock, membership interests, or other ownership interests, pursuant to the exercise of options or warrants, (excluding shares of capital stock issued pursuant to Borrower’s existing stock option plans that allow option grants to any employees, officers, managers, and/or directors of Borrower or any of its subsidiaries or Affiliates; provided that any such stock option plans may not be amended without consent of Lenders if such amendment would have a material adverse effect), or (c) any shares of its capital stock, membership interests, or other ownership interests pursuant the conversion of any debt securities to equity.

“Hennessy Advisory Agreements” mean all of the agreements between Borrower and those investment companies registered under the Investment Company Act of 1940, 15 U.S.C. §80a-1, et seq., as amended, and all rules and regulations and rules promulgated thereunder (the “Investment Company Act”) for which Borrower serves as investment advisor.

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

“Consolidated Excess Cash Flow” shall mean, for the period in question, the sum of (a) Consolidated EBITDA during such period minus (b) the aggregate amount of all scheduled principal payments made by Borrower and/or any subsidiary on all Debt during such period, minus (c) the aggregate amount of all interest paid in cash by Borrower and/or any subsidiary during such period (including, without limitation, the interest portion of payments on or in respect of Capital Leases and Synthetic Leases and the interest portion of any deferred payment obligation), minus (d) the aggregate amount of all Restricted Payments made in cash during such period, minus (e) the aggregate amount of all federal, state, local and/or foreign income taxes paid in cash by Borrower and/or any subsidiary during such period, minus (f) the aggregate amount of all Capital Expenditures made by Borrower and/or any subsidiary during such period (net of any Debt incurred by the Borrower and/or any subsidiary to finance such Capital Expenditure), minus (g) any increase in Consolidated Working Capital during such period plus (h) any decrease in Consolidated Working Capital during such period, all determined on a consolidated basis and in accordance with GAAP.

Mandatory prepayments of the Term Loan shall be applied to scheduled principal installments in inverse order of maturity.

Optional Principal Payments:

Voluntary prepayments of the Term Loan may be made at any time without premium or penalty, subject to minimum notice and minimum prepayment or reduction requirements, as the case may be; provided, that voluntary prepayments of LIBOR Advances made on a date other than the last day of an interest period applicable thereto shall be subject to the payment of customary breakage costs if any apply. All voluntary prepayments of the Term Loan shall be applied in the same manner as mandatory prepayments.

Interest Rates:	The Term Loan shall carry an interest rate based on the Consolidated Debt to Consolidated EBITDA Ratio, as measured at the end of each fiscal quarter, equal to LIBOR or the Base Rate (at Borrower’s option) plus the following Applicable Margins:

Tier	Consolidated Debt to Consolidated EBITDA Ratio	Applicable Margin for LIBOR Advances	Applicable Margin for Base Rate Advances

1	> 2.00 to 1.00	3.25%	0.75%

2	> 1.00 to 1.00 and < 2.00 to 1.00	3.00%	0.50%

3	< 1.00 to 1.00	2.75%	0.25%

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

Interest rate pricing will remain at Tier 1 until receipt of Borrower’s financial statements for the fiscal quarter ending December 31, 2015 and then the above grid will apply.

LIBOR for any interest period will be an annual rate equal to the greater of (a) 0.0% and (b) the applicable interest settlement rate for deposits in U.S. Dollars appearing on the applicable Reuters Screen LIBOR01 for U.S. Dollars as of 11:00 a.m. (London time) on the quotation date for such interest period and having a maturity equal to such interest period for such interest period, or a substitute deemed appropriate by Administrative Agent if the applicable screen rate is not available to Administrative Agent for any reason.

Interest on LIBOR-based loans shall be payable at the end of each interest period or every three months, whichever comes sooner. Interest periods shall be for 1, 2, 3 or 6 month durations. LIBOR pricing will be adjusted for any statutory reserves. In the event of prepayment of a LIBOR contract, Borrower will be subject to the associated break-funding fees. Borrower may not have outstanding and Lenders shall not be obligated to make more than four (4) LIBOR-based loans at any one time.

The Base Rate will be an annual rate equal to the greatest of (a) the Prime Rate, (b) the Fed Funds Rate plus 0.5%, and (c) the Adjusted Daily LIBOR Rate in effect and reset each New York Banking Day plus 1.00%.. Interest on Base Rate loans shall be payable monthly in arrears on the first day of each month.

Calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year (or a 365/366 day year in the case of Base Rate loans determined using U.S. Bank’s prime rate).

Arrangement, Upfront and Administrative Agent’s Fees:	As described in the Fee Letter.

Collateral:	The Facility shall be secured by perfected first priority security interests in and liens on substantially all of the personal property assets of Borrower (including Borrower’s rights to receive advisory fees and other compensation under the Hennessy Advisory Agreements). The Collateral shall ratably secure Borrower’s obligations in respect of the Facility, as well as its cash management arrangements and hedging agreements with Lenders under Facility.

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

Yield Protections/ Change in Capital Adequacy Regulations:

The Loan Documents shall contain customary provisions (a) protecting Lenders against increased costs or loss of yield resulting from changes in reserve, tax, liquidity, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes (including Agent’s customary Dodd-Frank, Basel III and tax provisions) and (b) indemnifying Lenders for customary breakage costs incurred in connection with, among other things, any prepayment of a LIBOR-based loan on a day other than the last day of an interest period with respect thereto.

Defaulting Lender:	The Loan Documents will include Agent’s customary Defaulting Lender provisions.
Conditions Precedent to Initial Loans under the Facility:	Usual and customary for facilities of this nature and reasonably satisfactory to Administrative Agent, including, but not limited to:

a)	No event of default or unmatured event of default has occurred and is continuing.
b)	Borrower shall have executed and delivered the Term Loan Agreement (the “Loan Agreement”) and other definitive documentation in respect of the Facility that is acceptable to Administrative Agent and Lenders (the “Loan Documents”).
c)	Receipt of a written opinion of Borrower’s counsel in form and substance reasonably acceptable to Administrative Agent and its counsel.
d)	Receipt of such documents and certificates relating to the organization, existence, and good standing of Borrower and the authorization of the transactions and any other legal matters relating to Borrower, the Loan Documents or transactions contemplated hereby, as may be further described in the list of closing documents delivered as part of the Loan Documents including all documents evidencing the 2015 Stock Repurchase.
e)	Evidence that any credit facility currently in effect for Borrower or any subsidiary thereof shall have been terminated and cancelled and all indebtedness shall have been repaid (except to the extent that debt is being repaid with the Term Loan) and all liens terminated.
f)	Evidence that any liens and security interests securing the Facility have been properly documented, recorded and perfected, and that such liens and security interests have first priority, subject to permitted liens.
g)	Payment of all fees and expenses due and payable on or prior to the Closing Date.
h)	Administrative Agent shall have received (1) pro forma financial statements giving effect to the Term Loan which demonstrate, in Administrative Agent’s reasonable judgment, together with all other information then available to Administrative Agent, that Borrower can repay its debts and satisfy its other obligations as and when they become due, and can comply with the financial covenants contained in the Loan Agreement and (2) such information as Administrative Agent may reasonably request to confirm the tax, legal, and business assumptions made in such pro forma financial statements;
i)	No material adverse change in Borrower’s or its subsidiaries’ business, properties, financial condition or results of operations;
j)	There exists no litigation or other proceeding that would materially affect Borrower, its subsidiaries, or the financings described herein;

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

k)	All governmental, shareholder, corporate and third party consents shall have been obtained in respect of the Facility;
l)	At closing, Borrower will have Consolidated EBITDA of at least $20,000,000; and
m)	At closing, Borrower will have assets under management (AUM) of at least $5,600,000,000.

Conditions Precedent to Term Loan:

Usual and customary for transactions of this type including, but not limited to: (a) no event of default or unmatured event of default under the Facility and (b) all representations and warranties contained in the Loan Documents are true and correct as of the applicable borrowing date.

Representations and Warranties:

Usual and customary for transactions of this type (with exceptions and materiality standards to be agreed upon by Borrower and Lenders and consistent, with appropriate revisions, with the representations and warranties contained in the Second Amended and Restated Loan Agreement dated as of October 26, 2012, executed by Borrower and U.S. Bank as amended [the “2012 Agreement”]), including, without limitation: (1) existence and standing; (2) authorization and validity; (3) no conflict; government consent; (4) financial statements; (5) material adverse change; (6) taxes: (7) litigation and contingent obligations; (8) subsidiaries; (9) ERISA; (10) accuracy of information; (11) Reg U; (12) material agreements; (13) compliance with laws; (14) ownership of properties; (15) plan assets and prohibited transactions; (16) environmental matters; (17) Investment Company Act; (18) insurance; (19) solvency; (20) no event of default or unmatured event of default; (21) OFAC, Anti-Terrorism Laws and Sanctions; (22) subordinated indebtedness; (23) collateral; and (24) Hennessy Advisory Agreements.

Reporting Requirements:	Usual and customary for transactions of this type (with exceptions and materiality standards to be agreed upon by Borrower and Lenders and consistent, with appropriate revisions, with the reporting requirements set forth in the 2012 Agreement), including, without limitation:

a)	Annual audited consolidated financial statements within 90 days after the end of each fiscal year, including a statement by the accountants that no event of default or unmatured event of default exists in respect of the financial covenants set forth in the Loan Agreement;
b)	Consolidated unaudited financial statements (i) within 30 days the end of each fiscal month and (ii) within 45 days after the end of the first three fiscal quarters of each fiscal year, certified by the Chief Financial Officer of Borrower;
c)	notification that a Form 10Q, Form 10K or Form ADV, or any successor filing, as applicable, has been filed with the Securities and Exchange Commission (”SEC”) within 15 days after filing with the SEC;
d)	consolidated balance sheet, income statement and cash flow projections and a management discussion and analysis for Borrower and its subsidiaries for the then current fiscal year on a month-by-month basis, all in form and detail reasonably acceptable to Administrative Agent, as soon as available and ,in any event, within 30 days after the beginning of each fiscal year;
e)	Compliance Certificate fully completed and signed by the Chief Financial Officer of Borrower together with each delivery of quarterly and annual financials;

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

f)	Copies of all financial statements, reports and proxy statements furnished to the shareholders of Borrower;
g)	Promptly upon filing with the SEC copies of all registration and annual quarterly, monthly or other regular reports; and
h)	Any other business or financial information which may be reasonably requested by Administrative Agent or a Lender.

Covenants:	Usual and customary for transactions of this type (with exceptions and materiality standards to be agreed upon by Borrower and Lenders and consistent, with appropriate revisions, with the covenants set forth in the 2012 Agreement), including, without limitation: (1) the foregoing reporting requirements; (2) use of proceeds; (3) notice of material events; (4) conduct of business; (5) taxes; (6) insurance; (7) compliance with laws and material contractual obligations; (8) maintenance of properties; (9) books and records and inspection; (10) indebtedness; (11) merger; (12) sale of assets; (13) investments; (14) acquisitions; (15) liens; (16) capital expenditures; (17) affiliates; (18) restricted payments; (19) OFAC; (20) collateral; (21) payment of obligations; (22) subordinated indebtedness; (23) required rate management transactions; (24) operating leases; (25) sale of accounts; (26) sale and leaseback transactions; (27) financial contracts; and (28) OFAC, Anti-Terrorism Laws and Sanctions.

Financial covenants to include (and to be defined in a manner mutually acceptable to Borrower and Lenders):

a)	Minimum Consolidated Fixed Charge Coverage Ratio. Borrower will have a Consolidated Fixed Charge Coverage Ratio of at least 1.25 to 1.00, measured as of the last day of each fiscal quarter, and for each quarterly measurement period calculated for the two (2) fiscal quarters then ended commencing as of December 31, 2015:

b)	Maximum Consolidated Debt to Consolidated EBITDA Ratio. Borrower will have a Consolidated Debt to Consolidated EBITDA Ratio of not more than the following, measured as of the last day of each fiscal quarter thereafter, commencing as of December 31, 2015:

Fiscal quarters ending	Maximum Consolidated Debt to Consolidated EBITDA Ratio

12/31/15 – 9/30/16	2.50 to 1.00

12/31/16 -9/30/17	2.25 to 1.00

12/31/17 – 9/30/18	2.00 to 1.00

12/31/18 and thereafter	1.75 to 1.00

Consolidated Fixed Charge Coverage Ratio means, for the period in question, the ratio of: (a) Consolidated EBITDA during such period minus the sum of Borrower’s and its subsidiaries’ (i) Capital Expenditures, (ii) income taxes paid or payable and (iii) cash Distributions to (b) Consolidated Fixed Charges during such period, all determined on a consolidated basis and in accordance with GAAP.

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

Consolidated Debt to Consolidated EBITDA Ratio means, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Debt as of such day (excluding (i) Borrower’s Obligations arising under any Treasury Management Agreements and (ii) contingent obligations in respect of Swap Contracts) to (b) Consolidated EBITDA for the two (2) consecutive fiscal quarter period of Borrower ending on such day multiplied by two (2).

Events of Default:

Usual and customary for transactions of this type (and, except with respect to an event of default for a Minimum Ownership Requirement Event, consistent, with appropriate revisions, with the events of default set forth in the 2012 Agreement) and with grace periods and materiality standards to be agreed upon by Borrower and Lenders, including the following (in each case with respect to Borrower and its subsidiaries): (1) breach of representation or warranty; (2) nonpayment of principal (with no grace period), interest, fees or other amounts (with a 5 day grace period); (3) failure to perform or observe financial covenants, negative covenants or certain affirmative covenants (in each case with no grace period therefor) and any other affirmative covenants or other provisions of the credit agreement evidencing the Facility (not otherwise covered in this list of events of default) not remedied within 30 days after the occurrence of such failure; (5) failure to pay material indebtedness when due or the occurrence of any event in respect of material indebtedness that causes or otherwise permits the acceleration of such material indebtedness; (6) bankruptcy and insolvency events of default, including the appointment of a receiver, trustee, examiner, liquidator or similar official without Borrower’s or the applicable subsidiary’s consent (with a grace period for involuntary proceedings and the aforementioned appointments without Borrower or subsidiary consent); (7) any court, government or governmental agency condemning, seizing or taking control of, all or any material portion (as shall be defined in the Loan Documents) of the property of Borrower and its subsidiaries; (8) monetary judgment defaults in an amount to be agreed; (9) customary ERISA defaults; (10) nonpayment of any rate management obligation; (11) Minimum Ownership Requirement Event; (12) the occurrence of any “default” under any Loan Document (other than the Loan Agreement, to the extent covered above), subject to any grace period provided therefor in such Loan Document; (13) invalidity or unenforceability of any Loan Document (including any guaranty or collateral document); (14) failure to create and maintain a valid and perfected first priority perfected security interest in the Collateral (except as otherwise permitted under the Loan Documents; (15) if any of the Hennessy Advisory Agreements shall at any time for any reason be terminated by Borrower or any other party thereto, be assigned, cease to be in full force and effect, or shall be declared to be null and void by a court of competent jurisdiction, or if the validity or enforceability thereof shall be contested or denied by Borrower or any other party thereto; and (16) Borrower ceases to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, 15 U.S.C. §80b-1, et seq., as amended, and all rules and regulations and rules promulgated thereunder (the “Investment Advisers Act”), or the SEC (or any other applicable regulatory authority) initiates proceedings to terminate Borrower’s status as a registered investment adviser under the Investment Advisers Act.

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

“Minimum Ownership Requirement Event” shall mean each and every issue, sale, transfer or other disposition, directly or indirectly, of shares of capital stock of Borrower which, after giving effect thereto, results in either: (a) Neil J. Hennessy, his spouse, lineal descendants, spouses of his lineal descendants, his estate, or any trust established primarily for his benefit and/or charitable purposes, legally or beneficially owning or controlling in the aggregate (i) less than 25% (by number of votes) of the voting stock of Borrower or (ii) a percentage (by number of votes) of the voting stock of Borrower which is not greater than any other individual shareholder; or (b) the Principal Shareholders legally or beneficially owning or controlling in the aggregate less than 30% (by number of votes) of the voting stock of Borrower, in each case excluding the effects of dilution due to the exercise of stock options issued under stock option plans allowed by the Loan Agreement.

Assignments and Participations:

Lenders will be permitted to assign and participate the Facility. Assignments will be in minimum amounts of $3,000,000 and assignees will be subject to the consent (such consent not to be unreasonably withheld) of Borrower (in the absence of an event of default) and Administrative Agent; provided, that Borrower shall be deemed to have consented to any assignment if it shall not have objected thereto in writing within 5 business days after receiving notice thereof from Administrative Agent. Assignments will be subject to the payment by the assigning Lender of a $3,500 service fee to Administrative Agent.

Costs and Expenses:

All costs and expenses of Administrative Agent and the Arranger incurred in the due diligence, preparation, administration, and syndication of the Loan Documents and the financings and other transactions evidenced thereby, including but not limited to, expenses of due diligence investigation, consultants’ fees, syndication expenses, travel expenses and fees, disbursements, secured document distribution (such as DebtX), and charges of counsel, shall be borne by Borrower, regardless of whether or not the Facility closes. All costs and expenses of Administrative Agent, the Arranger and Lenders in connection with the collection and enforcement of the Loan Documents (including all workouts and restructurings) also shall be borne by Borrower.

Required Lenders:

For the purpose of amending or modifying terms and conditions of the Loan Documents (including waivers and consents), Lenders holding greater than 66.7% of the loans and unused commitments under the Facility (“Required Lenders”) shall be required to approve such an amendment or modification; provided, however, that if there are two (2) or fewer Lenders, Required Lenders shall mean all Lenders and all Lenders must approve any such amendment or modification. Notwithstanding the foregoing, the consent of all Lenders shall be required to (a) reduce the percentage specified in the definition of Required Lenders, (b) amend or modify the amendment section of the Loan Agreement, (c) release all or substantially all of the Collateral (other than in accordance with the terms of the Loan Documents), and (d) release all or substantially all of Guarantors (other than in accordance with the terms of the Loan Documents), and the consent of each Lender directly affected thereby shall be required to (i) extend the Maturity Date, (ii) postpone any regularly scheduled payment of principal or forgive all or any portion of the principal amount of any loan, (iii) reduce the rate or extend the time of payment of interest or fees, or (iv) increase the amount of such Lender’s commitment under the Facility.

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Hennessy Advisors, Inc.	Confidential Information
Summary of Terms and Conditions
August 18, 2015

Indemnification:

Subject to customary exceptions, Borrower will indemnify and hold harmless Administrative Agent, the Arranger, each Lender and their respective affiliates, and their officers, directors, employees, agents and advisors, from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Facility, Borrower’s use of the Term Loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees. This indemnification shall survive and continue for the benefit of all such persons or entities.

Governing Law:	The Loan Documents shall be governed by the laws of the State of Missouri (without reference to conflict of law principles).
Nondisclosure by Borrower or any affiliate:

By accepting delivery of this Summary of Terms and Conditions, Borrower hereby agrees that it will not disclose to any person (and will ensure that none of its affiliates disclose to any person) any of the terms contained herein or the fact that this Summary of Terms and Conditions exists. Notwithstanding the foregoing, Borrower may disclose any of the foregoing in accordance with the confidentiality provisions of the commitment letter to which this Summary of Terms is attached.

Counsel to Administrative Agent and U.S. Bank as Arranger:	Thompson Coburn LLP

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